November 5, 2024

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	The Bank of Nova Scotia

Pre-Effective Amendment No. 1 to Registration Statement on Form F-3

File No. 333-282565

Withdrawal Request

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, The Bank of Nova Scotia hereby requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of Pre-Effective Amendment No. 1 to its Registration Statement on Form F-3 (File No. 333-261476) (the “2021 F-3”), together with all exhibits thereto, filed on October 30, 2024 and identified by Accession No. 0001193125-24-246760 (the “Amendment”). The Registrant is withdrawing the Amendment because it was incorrectly filed as pre-effective amendment no. 1 to the 2021 F-3, rather than as pre-effective amendment no. 1 to Form F-3 (File No. 333-282565) (the “2024 F-3”). No securities were sold under the Amendment.

The Registrant intends to correctly re-file the amendment as a pre-effective amendment no. 1 to the 2024 F-3.

If you should have any questions regarding this application, please contact our counsel Jason R. Lehner at (416) 360-2974. Thank you for your attention to this matter.

Very truly yours,

THE BANK OF NOVA SCOTIA

By:	/s/ Martin Weeks
Name:	Martin Weeks
Title:	Executive Vice President & Group Treasurer

cc:	Jason R. Lehner, Esq.
Allen Overy Shearman Sterling US LLP